






Culmination Brewing Company
Small Business Bond™

Bond Terms:

Bond Yield: 8%

Target Raise Amount: $400,000

Offering End Date: January 31, 2021

Repayment Period: 7 years (84 months)

Minimum Raise Amount $250,000

Company Details:

Name: Culmination Brewing Company

Founded: 2013

Address: 2117 NE OREGON ST, Suite 600, PORTLAND, OR 97232

Industry: Brewery

Employees: 12

Website: culminationbrewing.com

Use of Funds Allocation:

· $350,000 - New can line, cellar tanks, and equipment installation
· $50,000   - Working capital and labor costs

Social:

Yelp: 4.5 Star rating

Facebook: 4.8K Followers

Instagram: 8.6K Followers



Business Metrics

	Most recent fiscal year-end: 2019	Prior fiscal year-end: 2018
Total Assets	$658,094	$692,919
Cash & Cash Equivalents	$27,320	$20,833
Accounts Receivable	$56,825	$32,716
Short-term Debt	$457,933	$501,767
Long-term Debt	$81,152	$73,583
Revenues / Sales	$1,502,406	$1,276,464
Cost of Goods Sold	$1,019,672	$813,314
Taxes & Licenses	$33,235	$20,341
Net Income	$1,440	$-25,154
Gross Margins	32%	36%

Recognition

- 2019 Willamette Weeks "best beer I drank all year" for Momentary lapse of reason NEIPA
- 2019 Oregon Beer Awards
- 2020 Oregon Beer Awards 4 Categories Won

About

Culmination Brewing Company is a locally owned craft brewery that focuses on innovation and collaboration. The name is a reflection of everything the founders know and love: a culmination of their experiences. Our mission is to create a brand and facility where great beer, excellent food, friends, family, and community can come together to share memories, cheer, and smiles.

Culmination has continually been recognized for its quality by continuing to push the boundaries of brewing with unique beer flavors. You won't only find straight-forward styles like IPA, pale, and stout. Instead, well-crafted hazy IPAs, farmhouse-style ales, sours, and complex barrel-aged beers all reside here. Everything from crystal clear, clean lagers to funky mixed culture wild ales are brewed in-house and served along with Brewpub staples like pretzels, cheeseburgers, soups and salads.

Culmination has considerable following in Asia as well. In 2018, they co-founded the Fuji to Hood and Hood to Fuji festivals where collaborations between Portland-based and Japanese-based breweries exchange and create together. Culmination is consistently one of the most popular brands in Japan and is planning on distributing to new export partners in 2020 to Hong Kong, Taiwan, and China.

Culmination is a highly respected brewery that strives to continue the evolution of beer. By looking back, they move forward with familiar flavors updated for a modern palate.